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SE

16003368

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8-39706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Intercontinental Asset Management Group, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 East Pecan Street, Suite 525
(No. and Street)

San Antonio	Texas	78205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John L. Kauth III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Intercontinental Asset Management Group, Ltd., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John L. Kauth III

Chief Executive Officer
Title

Notary Public

MARIA A. SLOAN
MY COMMISSION EXPIRES
April 13, 2016

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any Material Inadequacies found to exist or found to have existed since the date of the previous Audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

Report Pursuant to Rule 17a-5(d)

For the Year Ended December 31, 2015

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

CONTENTS

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Intercontinental Asset Management Group, Ltd.

We have audited the accompanying statement of financial condition of Intercontinental Asset Management Group, Ltd. (the "Partnership") as of December 31, 2015, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercontinental Asset Management Group, Ltd. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The Supplemental Information is the responsibility of the Partnership's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 11, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$	291,784
Receivable from broker-dealer		896,717
Other receivables		33,137
Securities owned at fair value		17,451
	$	1,239,089

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	189,525
Notes payable		400,000
Total Liabilities		589,525
Partners' capital		649,564
Total Liabilities and Partners' Capital	$	1,239,089

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Income
For the Year Ended December 31, 2015

Revenues		
Commissions, trading profits, and fees	$	2,860,461
Revenue from the sale of Investment Company shares		751,806
Interest income		871
		3,613,138
Expenses		
Compensation and benefits		1,863,299
Commissions and floor brokerage		794,576
Occupancy and equipment costs		253,956
Communications		61,498
Promotional cost		31,476
Regulatory fees and expenses		33,986
Other expenses		320,846
Interest expense		20,000
		3,379,637
Income before income tax expense		233,501
Income tax expense-state		11,700
Net income	$	221,801

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2015

	General Partner	Limited Partners	Total
Balances at December 31, 2014	$ 43,662	$ 829,588	$ 873,250
Distributions to partners	(22,274)	(423,213)	(445,487)
Net income	11,090	210,711	221,801
Balances at December 31, 2015	$ 32,478	$ 617,086	$ 649,564

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2015

Balances at December 31, 2014	$ -0-
Increases	-0-
Decreases	-0-
Balances at December 31, 2015	$ -0-

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities	
Net income	$ 221,801
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Decrease in receivable from broker-dealer	161,622
Decrease in other receivables	5,479
Increase in accounts payable and accrued expenses	86,961
Increase in securities owned	(3,063)
Net cash provided (used) by operating activities	472,800
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Distributions to partners	(445,487)
Net cash provided (used) by financing activities	(445,487)
Net increase in cash and cash equivalents	27,313
Cash and cash equivalents at beginning of year	264,471
Cash and cash equivalents at the end of year	$ 291,784

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 20,000
Income taxes	$ 11,700

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Notes to Financial Statements
December 31, 2015

Note 1 - Summary of Significant Accounting Policies

Intercontinental Asset Management Group, Ltd. (the "Partnership") is a Texas limited partnership in which Intercontinental Asset Management Corporation (the "Company") is the general partner and has a 5% interest. The two shareholders of the Company are the limited partners and have 66.5% and 28.5% interests in the Partnership, respectively. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated in proportion to the partnership percentages of the partners. The general partner will determine the aggregate amounts and the times any distributions will be made. The limited partners are not personally liable for any obligations of the Partnership. Offices of the Partnership are located in San Antonio, Texas.

The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates under SEC Rule 15c3-3(k)(2)(ii). The Partnership is engaged in the buying and selling of listed and over-the-counter stocks, retailing of mutual funds, buying and selling corporate, municipal, and government debt instruments, as well as options and futures. The Partnership's business is conducted with customers located worldwide.

The Partnership operates under a clearing agreement with Pershing LLC ("Pershing"), a Bank of New York Securities Group company, whereby Pershing clears transactions for the customers of the Partnership and carries the accounts of such customers on a fully-disclosed basis. The Partnership does not hold customer cash or securities in connection with such transactions.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities readily marketable are carried at market value and securities not readily marketable are carried at fair value as determined by management of the company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

For purposes of reporting cash flows, the Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Notes to Financial Statements
December 31, 2015

Note 1 - Summary of Significant Accounting Policies, continued

The Partnership's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Partnership uses various methods including market, income and cost approaches. Based on these approaches, the Partnership often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Partnership is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and Federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2015, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2 and 3 categories in the fair value measurement hierarchy for the year ended December 31, 2015.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Partnership has net capital of approximately $611,901 and net capital requirements of $250,000. The Partnership's ratio of aggregated indebtedness to net capital was .96 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the Partnership's general partner. Periodic distributions approved by the Partnership's general partner are made to enable partners to pay federal income taxes on partnership profits, among other purposes.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by not holding customer funds or safekeeping customer securities.

Note 4 - Pension Plans

The Partnership has a SEP IRA plan covering substantially all employees. The Partnership may contribute amounts as determined by the general partner. The Partnership has accrued $63,849 as a contribution to the plan for the year ended December 31, 2015.

Note 5 - Related Party Transactions

The Partnership is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous. The Partnership, the Company, and other entities that are under common ownership share office space, certain employees, and fixed assets. Officers' salaries and other overhead expenses of approximately $600,000 for the year ended December 31, 2015 were allocated by an affiliate under common ownership to the Partnership.

The Partnership has unsecured notes payable to partners for $400,000 at 5%. The notes, including principal and accrued but unpaid interest shall be due and payable on or before November 26, 2018. Interest only on the unpaid principal balance of the Notes shall be due and payable as of November 25, 2015, and annually thereafter, until all amounts owed are paid in full.

The Partnership serves as a conduit for fee payments from Pershing to an affiliated investment advisor. Funds are received from Pershing and remitted to the affiliate monthly. For the year ended December 31, 2015, the Partnership received, and subsequently remitted $4,234,199. The affiliated investment advisor allocated $250,000 to the Partnership for shared office space, certain employees, supplies, and data and communication expenses.

Note 6 - Concentration Risk

At December 31, 2015, and at various other times throughout 2015, the Partnership had cash balances in excess of federally insured limits.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Notes to Financial Statements
December 31, 2015

Note 7 - Commitments and Contingencies

Included in the Partnership's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Partnership's customers fail to settle security transactions. In the event this occurs, the Partnership will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2015, management of the Partnership had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Subsequent Events

In 2016, the Partnership will make distributions related to 2015 earnings of $221,801 to the general partner and limited partners.

Note 9 - New Accounting Pronouncements

In May 2014, the Financial accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principal is that a Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Partnership's year ending December 31, 2019. The Partnership is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This guidance is effective for the Partnership's annual reporting period ending December 31, 2016. Early adoption is permitted. The Partnership expects no material effect on its financial statements.

In January 2015, the FASB issued ASU 2015-01, income Statement – Extraordinary and Unusual Items (Subtopic 225-02); Simplifying Income Statement Presentation by Eliminating the concepts of Extraordinary Items. The amendments in ASU 2015-01 Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports is classification as an extraordinary item. ASU 2015-01 is effective for the Partnership's annual periods beginning January 1, 2016. Early adoption is permitted. The Partnership is not currently reporting any extraordinary or unusual items in its financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2015

Schedule I

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$ 649,564
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	649,564
Deductions and/or charges	
Non-allowable assets:	
Other receivables	(33,137)
Net capital before haircuts on securities positions	616,427
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1-(f))	(4,526)
Net capital	$ 611,901

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 189,525
Notes payable	400,000
Total aggregate indebtedness	$ 589,525

Schedule I (continued)

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 39,302
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 361,901
Ratio: Aggregate indebtedness to net capital	.96 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Schedule II

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Partnership's clearing firm: Pershing L.L.C.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2015

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
Intercontinental Asset Management Group, Ltd.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Intercontinental Asset Management Group, Ltd. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Intercontinental Asset Management Group, Ltd. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and *(b)* Intercontinental Asset Management Group, Ltd. stated that Intercontinental Asset Management Group, Ltd. met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Intercontinental Asset Management Group, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intercontinental Asset Management Group, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 11, 2016

INTERCONTINENTAL

January 18, 2016

To the best of our knowledge and belief, Intercontinental Asset Management Group Ltd., has met the specific exemption called upon under Rule 15c-3-3(k)(2)(ii) that all customer transactions are cleared through Pershing LLC on a fully disclosed basis for the year ending December 31, 2015 without exception.

Sincerely,

John L. Kauth

Chief Executive Officer

P: (210) 271.7947 (800) 292.0898 F: (210) 271.0309
WWW.INTERCONTL.COM

112 EAST PECAN STREET, SUITE 525
SAN ANTONIO, TEXAS 78205

Report of Independent Registered Public Accounting Firm on the SIPC Annual

Assessment Required By SEC Rule 17a-5

Year Ended December, 2015

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESSMENT

To the Board of Directors
Intercontinental Asset Management Group, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Intercontinental Asset Management Group, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Intercontinental Asset Management Group, Ltd.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Intercontinental Asset Management Group, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 11, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Intercontinental Asset Man Gp Ltd
112 E. Pecan Street Suite 525
San Antonio, Texas 78205

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marissa Oyervides

2. A. General Assessment (item 2e from page 2)		$ 3,349
B. Less payment made with SIPC-6 filed (**exclude interest**) 07/31/2015 Date Paid		(1,824)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,525
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,525	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Intercontinental Asset Management Group Ltd
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18 day of January, 20 16.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,613,138
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,057,006
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	216,399
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,273,405
2d. SIPC Net Operating Revenues	$1,339,733
2e. General Assessment @ .0025	$3,349

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